# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tenaris S.A., CIK 0001190723
CUSIP: 88031M109
Title of class of securities: Ordinary Shares, $1.00 par value per share
Address of issuer's principal executive offices: 26, BOULEVARD ROYAL, 4TH FLOOR, LUXEMBOURG, Luxembourg (N4), L-2449
Date of event which requires filing of this statement: 12/12/2025
Filed by CIK 0001429586
Persons authorized to receive notices and communications: Fernando J. Mantilla, 26, Boulevard Royal, Ground Floor, Grand-Duchy of Luxembourg, Luxembourg (N4), L-2449, 352 27209600

## Reporting persons
- ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 711,005,187; sole dispositive power 0; shared dispositive power 711,005,187; aggregate amount beneficially owned 711,005,187 (69.7% of the class)
  Comment: Note to Row 4 (Source of funds): please refer to "Item 1 Comment" below.
  
  Note to Row 13 (Percent of class represented by amount in Row (11)): The percent of class figures set forth in this Amendment No. 13 are calculated based on 1,071,994,930 issued Ordinary Shares (as defined below), of which 51,262,421 were held by Tenaris S.A. as treasury stock as of December 12, 2025, as published on the website of Tenaris S.A.
- SAN FAUSTIN S.A. (CIK 0001429586): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 711,005,187; sole dispositive power 0; shared dispositive power 711,005,187; aggregate amount beneficially owned 711,005,187 (69.7% of the class)
  Comment: Note to Row 4 (Source of funds): please refer to "Item 1 Comment" below.
  
  Note to Row 13 (Percent of class represented by amount in Row (11)): The percent of class figures set forth in this Amendment No. 13 are calculated based on 1,071,994,930 issued Ordinary Shares (as defined below), of which 51,262,421 were held by Tenaris S.A. as treasury stock as of December 12, 2025, as published on the website of Tenaris S.A.
- TECHINT HOLDINGS S.A R.L.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 711,005,187; shared voting power 0; sole dispositive power 711,005,187; shared dispositive power 0; aggregate amount beneficially owned 711,005,187 (69.7% of the class)
  Comment: Note to Row 4 (Source of funds): please refer to "Item 1 Comment" below.
  
  Note to Row 13 (Percent of class represented by amount in Row (11)): The percent of class figures set forth in this Amendment No. 13 are calculated based on 1,071,994,930 issued Ordinary Shares (as defined below), of which 51,262,421 were held by Tenaris S.A. as treasury stock as of December 12, 2025, as published on the website of Tenaris S.A.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $1.00 par value per share
Name of issuer: Tenaris S.A.
Address of issuer's principal executive offices: 26, BOULEVARD ROYAL, 4TH FLOOR, LUXEMBOURG, Luxembourg (N4), L-2449
Comment:
This Amendment No. 13 amends and supplements the Schedule 13D originally filed on February 14, 2011 (this "Amendment No. 13"), as further amended by Amendments No. 1 to No. 12, on behalf of RP STAK, SAN FAUSTIN and TECHINT HOLDINGS (each as defined under Item 2 below) (collectively, the "Reporting Persons"), relating to the Ordinary Shares, par value $1 per share of Tenaris S.A. (the "Ordinary Shares"). This Amendment No. 13 reflects (i) a net increase by 1.21% of the percent of class represented by the Ordinary Shares held by such Reporting Persons, from 68.45% to 69.66%, as reported on Rows 13 of the cover pages of this Schedule 13D, as a result of (x) repurchases of Ordinary Shares made by Tenaris S.A. in the open market in the period from September 15, 2025 to September 30, 2025 under the first tranche of Tenaris S.A.'s 2025-2026 share buyback program publicly announced on May 27, 2025, and then from November 10, 2025 to December 12, 2025 under the second tranche of such share buyback program publicly announced on November 2, 2025, and (y) the sale of a total of 2,600,000 Ordinary Shares by TECHINT HOLDINGS from December 9, 2025 to December 12, 2025 (see Items 4 and 5 below), which partially offset the effect of the repurchases above referred; and (ii) the entering into by TECHINT HOLDINGS of a non-discretionary accelerated share disposal agreement with an European financial institution for the sale of up to 21,000,000 Ordinary Shares during the period starting on December 15, 2025 and ending no later than May 19, 2026 (see Item 4 below). Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported on the Schedule 13D and its amendments.

This Schedule 13D is being jointly filed by each of the Reporting Persons pursuant to Rule 13d-1(k).

## Item 2. Identity and Background
Name of person filing:
ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN ("RP STAK")
Fascinatio Boulevard 764, 2909 VA Capelle aan den IJssel, The Netherlands.

SAN FAUSTIN S.A. ("SAN FAUSTIN")
26, Boulevard Royal, Ground Floor, L-2449 Luxembourg.

TECHINT HOLDINGS S.A R.L. ("TECHINT HOLDINGS")
26, Boulevard Royal, Ground Floor, L-2449 Luxembourg.
Residence or business address:
RP STAK is a private foundation (stichting) organized under the laws of The Netherlands. No person or group of persons controls RP STAK

SAN FAUSTIN is a societe anonyme (public limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. RP STAK continues to control SAN FAUSTIN (i.e. it continues to have the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN's policies).

TECHINT HOLDINGS is a societe a responsabilite limitee (private limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. All of the shares of TECHINT HOLDINGS are held by SAN FAUSTIN.
Present principal occupation or employment: The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each voting committee member, executive officer or director, as applicable, of each Reporting Person are set forth in Exhibit 99.1 to the Amendment No. 11 to the Schedule 13D of Tenaris S.A., filed on July 8, 2025, and is incorporated into this Item 2 by reference.
Criminal convictions in the last five years:
During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.1 to the Amendment No. 11 to the Schedule 13D of Tenaris S.A., filed on July 8, 2025, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.
Civil proceedings (securities laws) in the last five years:
During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.1 to the Amendment No. 11 to the Schedule 13D of Tenaris S.A., filed on July 8, 2025, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure paragraph of the response set forth in Item 4 of Amendment No. 12 to Schedule 13D, filed on September 19, 2025, is hereby supplemented with the addition of the following:

As previously reported on Amendment No. 12 to the Schedule 13D of Tenaris S.A., filed on September 19, 2025, for portfolio-management purposes and in response to Tenaris S.A.'s ongoing share repurchase program causing SAN FAUSTIN's beneficial ownership interest in Tenaris S.A. to passively increase, on September 17, 2025, the board of directors of SAN FAUSTIN authorized TECHINT HOLDINGS to sell a number of its Ordinary Shares, provided that TECHINT HOLDINGS' ownership stake in Tenaris S.A. should not fall below 67 percent of the total outstanding Ordinary Shares (the "Sale Authorization"). In accordance with the Sale Authorization, (i) between December 9, 2025 and December 12, 2025, TECHINT HOLDINGS sold a total of 2,600,000 Ordinary Shares, pursuant to a non-discretionary sales mandate established with a European broker-dealer regulated in the European Union that ended on December 12, 2025 (the "Sales Mandate"); and (ii) on December 12, 2025, TECHINT HOLDINGS entered into a non-discretionary accelerated share disposal agreement with an European financial institution regulated in the European Union (the "Bank") for the sale of up to 21,000,000 Ordinary Shares during the period starting on December 15, 2025, and ending no later than May 19, 2026 (the "ASD Program"). Under the Sales Mandate the broker dealer made, and under the ASD Program the Bank will make, all trading decisions concerning the timing of the sales of Ordinary Shares independently of and uninfluenced by TECHINT HOLDINGS. All sales under the Sales Mandate were conducted, and all sales under the ASD Program will be conducted, in European regulated stock markets. The Sales Mandate was executed, and the ASD Program will be executed, in compliance with applicable rules and regulations, including the EU Market Abuse Regulation 596/2014. Following completion of the ASD Program, the Reporting Persons may from time to time, depending on market conditions and other factors, sell additional Ordinary Shares in accordance with the Sale Authorization.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
RP STAK. See Items (7) through (11) and (13) on page 2

SAN FAUSTIN. See Items (7) through (11) and (13) on page 3

TECHINT HOLDINGS. See Items (7) through (11) and (13) on page 4
Number of shares as to which each person has sole or shared power to vote or dispose:
RP STAK. See Items (7) through (11) and (13) on page 2

SAN FAUSTIN. See Items (7) through (11) and (13) on page 3

TECHINT HOLDINGS. See Items (7) through (11) and (13) on page 4
Transactions in the class effected during the past sixty days:
During the last 60 days, TECHINT HOLDINGS effected the following sales of Ordinary Shares pursuant to a non-discretionary sales mandate established with an European broker-dealer regulated in the European Union (see Item 4 above):

Trade Date Number of Ordinary Shares Sold Weighted Average Sale Price(+)
12/09/2025 647,294 $ 20.34(1)
12/10/2025 899,212 $ 20.17 (2)
12/11/2025 714,080 $ 20.28 (3)
12/12/2025 339,414 $ 20.33 (4)

(1) Range of prices(+): $20.25 - $20.61
(2) Range of prices(+): $19.91 - $20.46
(3) Range of prices(+): $20.20 - $20.39
(4) Range of prices(+): $20.26 - $20.39
(+) For the purposes of this report, all euro prices were converted into U.S. dollars at the European Central Bank (ECB) reference exchange rate for the euro against the U.S. dollar (EUR/USD) for the relevant trade date, as reported in Bloomberg.

All sales reported above were made on regulated stock markets in the European Union.

During such 60-day period, no other transactions in Ordinary Shares were effected by the Reporting Persons or, to the best of the Reporting Person's knowledge, any of the persons listed on Exhibit 99.1 to the Amendment No. 11 to the Schedule 13D of Tenaris S.A., filed on July 8, 2025.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A Power of Attorney of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN dated October 31st, 2023.*

B Power of Attorney of SAN FAUSTIN S.A., dated September 28, 2023.*

C Power of Attorney of TECHINT HOLDINGS S.a r.l., dated September 28, 2023.*

*Previously filed as an exhibit to the Amendment No. 5 to the Schedule 13D of Tenaris S.A. filed on November 3, 2023 andincorporated by reference in this Amendment No. 13.

## Signatures
- ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN: ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, /s/ Fernando J. Mantilla / Attorney-in-fact (12/17/2025)
- SAN FAUSTIN S.A.: SAN FAUSTIN S.A., /s/ Fernando J. Mantilla / Attorney-in-fact (12/17/2025)
- TECHINT HOLDINGS S.A R.L.: TECHINT HOLDINGS S.A R.L., /s/ Fernando J. Mantilla / Attorney-in-fact (12/17/2025)
Comment: Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 13 on his own behalf and on behalf of SAN FAUSTIN S.A. and TECHINT HOLDINGS S.A R.L.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 13 on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN and TECHINT HOLDINGS S.A R.L.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 13 on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN and SAN FAUSTIN S.A.